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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

575-510 BURRARD STREET, VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL OR JASON WEBER

NEWS RELEASE

Kiska Continues 2009-2010 Drill Program at Whistler Project, Alaska

KSK10-09

Vancouver, BC – March 22, 2010:  Kiska Metals Corporation (“Kiska” or the “Company”) announces that drilling is underway at the Whistler Project, located approximately 160 km northwest of Anchorage, Alaska. A total of 15 holes (totaling 5500 metres) will be completed in the current program. Drilling will test at least ten distinct targets within the Whistler Corridor, a 9 by 18 kilometre, largely gravel-covered terrain that already hosts one gold-copper deposit containing 1.31 and 4.44 million ounces of gold equivalent in Indicated and Inferred Resource categories, respectively (please refer to Appendix 1).  The Whistler resource is one of four gold-copper porphyry centres (Whistler, Raintree West, Rainmaker and Island Mountain) identified to-date in this emerging porphyry district.

In late 2009, Kiska conducted an extensive 3D IP (three dimensional induced polarization) ground geophysical survey that revealed multiple targets. These targets exhibit a similar geophysical response to the response associated with the current gold-copper resource at Whistler.  Thirteen holes will test targets within the 160 km2 Whistler Corridor and two holes will be targeted to follow-up on gold-copper mineralization discovered in 2009 at Island Mountain, 23 kilometres south of Whistler.  Mobilization of a second drill rig to the project is underway.  Assay results will be released as received.

The new 3D IP survey greatly enhances Kiska’s ability to identify blind targets and to interpret lithology, structure and alteration in three dimensions for the entire area.  The electrical survey measures chargeability and resistivity properties of the subsurface allowing interpretation of sulfide content (chargeability) and lithology/alteration (resistivity) in areas of gravel cover.  Previous reconnaissance exploration in the Corridor relied on a limited number of two dimensional IP lines and airborne magnetics and was successful in identifying buried gold-copper porphyry mineralization at the Raintree and Rainmaker targets.  Using the IP signature associated with the Whistler resource as a guide, Kiska has defined more than 25 distinct new targets with a similar geophysical signature.  Ten of these targets, all of comparable scale and geophysical response to that associated with the Whistler Deposit, will be tested in the current program.  A plan map of the survey results and proposed drillhole locations can be found on Kiska’s website at http://www.kiskametals.com/s/Whistler.asp?ReportID=390336.  Selected cross sections and a 3D model of the IP data for select targets can also be found on the Kiska website.

Among the highest priority targets in the Whistler Corridor are the Whistler North Lobe and Raintree targets.  The Whistler North Lobe is a large untested anomaly that appears to be the fault offset extension of the Whistler Deposit at depth and immediately north of the current resource. The Raintree target, 1.5 kilometres east of the Whistler resource, appears to be one among a large cluster of IP targets. Two previous drillholes at Raintree, both targeted on a single-line (2D) IP and magnetics anomalies intersected significant mineralization, specifically Kiska’s 2009 Raintree discovery hole that intersected 471.6 metres of 0.93 g/t gold equivalent. Higher temperature alteration and mineralization in the final 40 metres of this hole (0.98 g/t gold and 0.2% copper) suggest a trend toward the core of a large porphyry system and an improved likelihood of higher copper-gold grades. The elevated grades in this bottom section of the hole coincide with  3D IP results and these same geophysical features, that continue a further 300 metres west, will be tested by a hole in the current program.

Elsewhere on the Whistler Project, two holes will target the Island Mountain target, located 23 kilometres south of the Whistler Deposit where Kiska’s late 2009 discovery hole intersected 1.22 g/t gold over the final 106.9 metres of the hole, which ended in mineralization.

“We are extremely encouraged with the outcome of the 3D IP survey.  With this data we believe we now see why some previous holes in the Corridor encountered mineralization and why others missed.  We’re especially impressed by anomalies such as the Whistler North Lobe, which, if successful could add significantly to the existing Whistler resource and the Raintree area, which looks to be part of a greater cluster of porphyry centres. Integration of this new survey with historic data has given us a much clearer picture of the subsurface providing us with discreet targets to test under the glacial cover,” stated Jason Weber, President and CEO of Kiska.

Kiska’s early 2010 program is managed by a joint committee comprised of technical management from both Kiska Metals and Kennecott Exploration Inc.  Work performed in this campaign consisting of 20 drill holes (15 remaining) and 341 line-kilometres of IP (20% remaining) will complete the program necessary to trigger a decision by Kennecott to exercise its one-time back-in right.  If exercised, Kennecott will refund Kiska 200% of the project’s exploration expenditures (currently estimated at a minimum $25 million payment) and advance Whistler to a positive prefeasibility study to earn a 51% project interest. Kennecott can then earn an additional 9% project interest by fully funding Whistler to a positive production decision.

Qualified Person Statement

The content of this release has been reviewed and approved by Mark Baknes P. Geo., Vice President of Exploration of Kiska Metals Corporation. Mr. Baknes is a Qualified Person as defined under the terms of National Instrument 43-101. Mira Geoscience of Vancouver, BC, performed the 3D Inversion processing of the IP data collected in the Whistler Corridor.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on exploration of the Whistler Project, Alaska which includes a multi-million ounce gold-copper resource and excellent exploration potential.  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers. Kiska resulted from the merger of Rimfire Minerals Corporation and Geoinformatics Exploration in August 2009.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.

APPENDIX 1.

 Mineral Resource Statement for the Whistler Gold Deposit, Alaska Prepared by SRK Consulting (Canada) Inc February 2008.

	Tonnes and Grades					Total Contained Metal
Resource Category	Tonnage (Mt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq3 g/t	Gold (Moz)	Silver (Moz)	Copper (Mlb)	Gold Eq3 (Moz)
Indicated (open-pit1)	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Total Indicated	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Inferred (open-pit1)	123	0.59	2.07	0.19	0.98	2.33	8.19	515	3.86
Inferred (underground2)	11	1.16	3.55	0.24	1.66	0.41	1.26	58	0.59
Total Inferred[4]	134	0.64	2.18	0.20	1.05	2.74	9.44	573	4.44

1. Reported within a conceptual pit shell and based at a cut-off grade of 0.3 g/t gold equivalent adjusted for metallurgical recovery.

2. Reported based on an underground bulk mining method using a cut-off grade of 1.1 g/t gold equivalent adjusted for metallurgical recovery;

3. Total grade and Total Contained Metal gold equivalent grade and ounces estimated based on equal full recoveries, $550 per ounce gold, $8 per ounce silver and $1.50 per pound of copper;

4. Totals may vary due to rounding.